Exhibit 5

Offerpad Solutions Inc.

c/o Board of Directors

2150 E. Germann Road

Chandler, AZ 85286

To the Board of Directors:

I write to inform you that I shall convert all shares of Class B common stock of Offerpad Solutions Inc. (the “Company”) currently held by me and the BBAB 2021 Irrevocable Trust to Class A common stock of the Company immediately following the conclusion of the Company’s 2023 annual meeting of stockholders (the “Annual Meeting”).

Please note that I reserve the right to elect to convert such shares of Class B common stock at any time prior to the Annual Meeting in accordance with the Company’s third restated certificate of incorporation, as may be amended from time to time.

Dated: January 31, 2023		Very truly yours,

/s/ Brian Bair
Brian Bair
Chairman and Chief Executive Officer
Offerpad Solutions Inc.

THE BBAB 2021 IRREVOCABLE TRUST

	By:	/s/ Brian Bair
Name: Brian Bair
Title: Trustee

cc:	Benjamin Aronovitch

Chief Legal Officer

Offerpad Solutions Inc.